UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

ARCUTIS BIOTHERAPEUTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
03969K108
(CUSIP Number of Class of Securities)
Todd Franklin Watanabe
President and Chief Executive Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361
(805) 418-5006
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Ross McAloon Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Mas Matsuda General Counsel and Corporate Secretary 3027 Townsgate Road, Suite 300 Westlake Village, CA 91361 (805) 418-5006

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Amendment No. 2 to Schedule TO
This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 16, 2024 (together with any amendments and supplements thereto, the “Schedule TO”) by Arcutis Biotherapeutics, Inc., a Delaware corporation (“Arcutis” or the “Company”), relating to the offer by the Company to certain employee and consultants to exchange certain outstanding eligible stock options to purchase up to an aggregate of 5,108,908 shares of the Company’s common stock, par value $0.0001 per share, for a lesser number of new restricted stock units, calculated in accordance with specified exchange ratios.
This Amendment is being filed in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. This Amendment is made to amend and supplement the Schedule TO to reflect the final results of the Offer to Exchange. Only those items that are amended are reported in this Amendment. Except as specifically set forth herein, the information set forth in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported in the Schedule TO. You should read this Amendment together with the Schedule TO and its exhibits. All capitalized terms used herein have the same meanings as given in the Schedule TO.
Item 4. Terms of the Transaction.
(a) Material Terms.
Item 4 of the Schedule TO is hereby amended to include the following information:
“The Option Exchange expired on February 12, 2024 at 8:59 p.m. Pacific Time. A total of 208 employees and consultants elected to participate in the Option Exchange. Pursuant to the terms and conditions of the Option Exchange, Arcutis accepted for exchange Eligible Options to purchase an aggregate of 5,063,689 shares of Common Stock, representing approximately 98% of the total shares of Common Stock underlying the Eligible Options. All surrendered options were cancelled in connection with the expiration of the Option Exchange, and on or about the Offer Expiration Date, Arcutis granted a total of 2,131,874 Replacement RSU Awards under the 2020 Plan. The vesting terms of the Replacement RSU Awards are described in detail in the Offer to Exchange.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024	Arcutis Biotherapeutics, Inc.

	By:	/s/ Mas Matsuda
Name: Mas Matsuda
Title: General Counsel and Corporate Secretary

INDEX OF EXHIBITS

Exhibit Number	Exhibit Description

(a)(1)(i)*	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated January 16, 2024
(a)(1)(ii)*	Form of Initial Email Communication
(a)(1)(iii)*	Terms of Election
(a)(1)(iv)*	Form of Email Confirmation to Eligible Employees and Consultants
(a)(1)(v)*	Form of Reminder Email Communications
(a)(1)(vi)*	Screenshots of Option Exchange Website
(a)(1)(vii)*	Option Exchange Frequently Asked Questions
(a)(1)(viii)*	Option Exchange Presentation to Employees and Consultants
(a)(1)(ix)*	Communication to Eligible Participants (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 11, 2024)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)*
2017 Equity Incentive Award Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as filed with the SEC on January 6, 2020)

(d)(2)*
Arcutis Biotherapeutics, Inc. 2020 Equity Incentive Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A, as filed with the SEC on January 21, 2020)

(d)(3)*
Arcutis Biotherapeutics, Inc. 2022 Employment Inducement Incentive Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, as filed with the SEC on February 22, 2022)

(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table
*	Previously filed with the Tender Offer Statement on Schedule TO on January 16, 2024.